Mail Stop 4561

February 12, 2009

Surjeet Singh
Chief Financial Officer
Patni Computer Systems Limited
Akruti Softech Park, MIDC Crossroad No. 21
Andheri (E), Mumbai 400 093, India

      Re: **Patni Computer Systems Limited**
              Form 20-F For The Fiscal Year Ended December 31, 2007
              Filed June 26, 2008
              File No. 001-32692

Dear Mr. Singh:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5. Operating And Financial Review And Prospects

5.A. Operating Results

Accounts Receivable, page 51

1.   We note that your days of sales outstanding were 62, 75 and 73 days in 2005,
        2006 and 2007, respectively. We also note your accounts receivable in terms of
        days for which accounts receivable have been outstanding, primarily between 91
        and 180 days, has significantly increased since 2005. Please provide us with an
        analysis that explains the reasons for the increase in days of sales outstanding and
        in the period in days for which accounts receivable was outstanding between 91
        and 180 days since 2005 as well as the reasonably likely impact on liquidity
        and/or revenue recognition. If material to an understanding of your operations
        and liquidity, tell us how you considered explaining any material trends, events or
        uncertainties associated with your collections and receivable balances in your
        liquidity discussion.

2.   Your response should give consideration to any material disproportionate impact
        of changes within your segments and geographic data pursuant to Codified FRR
        501.06.a. Known trends, demands, commitments, events or uncertainties within a
        segment that are reasonably likely to have a material effect on the business as a
        whole should be discussed as well as other matters addressed in FRR 501.06a.
        For example, we note that within the Manufacturing segment accounts receivable,
        net, annual collections turnover appears to be slower than other segments.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Gross Profit, page 55

3.   We note in your discussion that gross profit as a percentage of your revenues
        decreased in 2007 from 2006 as a result of a higher increase in cost of revenues as
        compared to increase in revenues mainly on account of an increase in wage cost
        and rupee appreciation. We also note on page 16 that wages in India are
        increasing at a faster rate than in the United States and that wage pressures in
        India may reduce your profit margins. Tell us how you considered expanding this
        section to provide quantified disclosure of each material factor identified for the
        decrease in gross profit percentage. Additionally, tell us how you considered
        including a discussion of the impact the wage pressures in India had or will have

on cost of revenue and gross profit percentage. See Section III. B and D of SEC Release 33-6835.

Critical Accounting Policies

Business Combinations, Goodwill and Intangible Assets, page 64

4.	We note that there was a significant decline in your market capitalization during the fourth quarter of 2008. We also note that you test goodwill for impairment at least on an annual basis at year end. To the extent that impairment tests were performed, tell us how you determined whether or not an impairment of goodwill existed.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management, page 67

5.	Footnote 6 to the table on page 67 of the Form 20-F states that "Mr. Abhay Havaldar is presently the alternate director to Mr. William O. Grabe" pursuant to the provisions of the Indian Companies Act. Please clarify what is meant by "alternate director." For example, please tell us if Mr. Havaldar is presently or has in the past acted as a director in place of Mr. Grabe. Also, please tell us what consideration you gave to providing background information on Mr. Havaldar pursuant to Item 6.A of Form 20-F.

Item 9. The Offer and Listing

9.A. Offer and Listing Details, page 81

6.	You have not provided the annual high and low prices for your shares on the BSE and NSE for 2005. See Item 9.A of the Form 20-F. Please advise.

Item 10. Additional Information

Governance Standards for Listed Companies, page 86

7.	Your disclosure in this section currently provides a summary of the differences between the corporate governance practices of U.S. companies listed on the NYSE and the corporate governance requirements of companies listed on Indian exchanges. However, it is not clear from your summary when you follow the NYSE practices and when you follow the practices of the Indian exchanges. For example, you indicate that whereas the rules of the NYSE require non-management directors of listed U.S. companies to meet at regularly scheduled executive sessions without management, there is no comparable requirement under Indian law. However, you do not clearly state whether your non-management members meet separately. Please tell us what consideration you have given to clarifying in corporate governance disclosure which NYSE corporate governance standards, if any, the company has elected to follow. Please refer to Item 16G of the Form 20-F, which is applicable to you beginning with your next annual report on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures about Market Risks, page 114

8. We note your disclosures as to your exchange rate and interest rate risks. Item 11 of Form 20-F requires quantitative information to be provided with regard to market risk sensitive instruments using one of the three disclosure alternatives specified. Please review your disclosures in light of these requirements and provide the information, to the extent material, for each market risk exposure category.

Item 18. Financial Statements

Consolidated Statements of Cash Flow, page F-7

9. We note your operating cash inflow for the tax benefit on exercise of stock options for the year ended December 31, 2007. Tell us what this amount relates to and how you considered the guidance provided in paragraphs 19(e) and 23(c) of SFAS 95, as amended by SFAS 123(R). In this regard, tell us where the operating cash outflow related to the financing cash inflow for the tax benefit on exercise of stock options is classified.

Note 8. Other Assets, page F-25

10. We note the increase in your Leasehold Land asset from 2006 to 2007 in your disclosure. Tell us what this asset relates to and the reason for the increase during 2007.

Note 17. Employee Stock Compensation Plans, page F-32

11. We note in your disclosure that for options granted after April 1, 2007, the fair value of options was estimated using the Binomial model and that for options granted prior to this date, the fair value of options was estimated using the Black-Scholes model. Please explain and tell us how you considered Question 3 to SAB 107 to include disclosures in the financial statement footnotes regarding the basis in the change in technique or model.

Note 18. Income Tax, page F-36

12.   We note in your disclosure that the effective tax rate related to your pre-tax income from foreign operations is significantly higher than the effective tax rate related to your pre-tax income from domestic operations. Clarify the reasons for the high effective tax rates attributable to your foreign operations of approximately 75%, 130% and 72% for the years ended December 31, 2005, 2006 and 2007, respectively. Additionally, clarify what the Mat Credit Entitlement deferred tax asset represents.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Surjeet Singh
Patni Computer Systems Limited
February 12, 2009
Page 6

       You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3226.

                     Sincerely,

                     Craig Wilson
                     Senior Assistant Chief Accountant